BARRETT & COMPANY

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2016 and 2015

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Treasury Stock	Retained Deficit	Total Stockholders' Equity
Balances at January 1, 2015	244	$ 275,000	$ 278,386	$ (28,410)	$ (266,565)	$ 258,411
Net income	-	-	-	-	274	274
Balances at December 31, 2015	244	$ 275,000	$ 278,386	$ (28,410)	$ (266,291)	$ 258,685
Balances at January 1, 2016	244	$ 275,000	$ 278,386	$ (28,410)	$ (266,291)	$ 258,685
Additional paid-in capital	-	-	320,500	-	-	320,500
Net loss	-	-	-	-	(228,055)	(228,055)
Balances at December 31, 2016	244	$ 275,000	$ 598,886	$ (28,410)	$ (494,346)	$ 351,130

See Notes to Financial Statements